REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO INFORMS REGARDING ANNOUNCEMENT TO SHAREHOLDERS BY STRATEGIC PARTNER, AMP

Guadalajara, Jalisco, Mexico, November 25, 2013 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces the publication in the Reforma newspaper of Mexico, today, an announcement to shareholders by GAP’s strategic partner, Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”), in relation to the shareholders’ meeting announcement published on November 16 by the 38th judge for civil matters in the Federal District at the request of Grupo Mexico, S.A.B. de C.V. (“GMEXICO”). The text of the AMP announcement is transcribed below:

“GMEXICO has distributed among GAP’s shareholders certain partial and incomplete documentation with which it aims to convince shareholders, via deceptive statements, to vote in favor of their proposal.

Regarding the Shareholders’ Meeting:

The convocation of the Shareholders’ Meeting contains irregularities of form and content that would void any resolutions adopted at such meeting. In addition, the reasons that GMEXICO raised before the judge that issued the convocation are neither conformed to law nor are they truthful; such issues will be debated in due course before the relevant legal tribunals. Among other violations, GMEXICO attempts to violate the right of AMP to be heard.

The convocation was made at a time and in a manner that is not typical for GAP’s shareholders. The procedure for shareholder accreditation, shareholder access to the meeting and the guarantee that the meeting is taking place will all be the responsibility of GMEXICO. GAP will be unable to guarantee that shareholders will be able to access the meeting or that the meeting will take place in an orderly fashion. GMEXICO will decide which shareholders will participate and the form in which they will vote as well as the manner in which votes will be counted, which is unacceptable.

       For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (33) 38801100 ext 202	Tel: 212 406 3691 / 3693
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter: http://twitter.com/aeropuertosGAP

In accordance with GAP’s current by-laws and best corporate practices, the Board of Directors is the body that must analyze the benefits of renewing and not renewing the Technical Assistance and Technology Exchange Contract (the “CATTT”), and if the Board considers it in the best interest of the Company, it has the option to convoke a meeting that includes the participation of all the relevant corporate governance bodies. GAP’s Board was not informed or consulted regarding the process of the meeting that was called by GMEXICO.

We reiterate that it is GAP’s common practice to call a meeting with at least 45 days’ notice; if not, the ADR holders do not have the necessary time to coordinate their attendance.

Regarding CATTT

The CATTT expires on August 24, 2014. Its renewal process must take place 60 days prior to such date, which is why shareholders will have enough time to analyze the advantages and disadvantages of this contract prior to the deadline for renewal. This is not the time to make a hurried decision, lacking complete information and without sufficient elements to allow for an informed vote by the shareholders, including the annual financial results for 2013.

Prior to their deciding on the non-renewal of CATTT, GAP must present shareholders with an analysis related to the benefits and disadvantages of renewal and, if any, the consequences and risks for the daily operation of the concessioned airports should the services provided under the CATTT be terminated. It is important to mention that the airports are concessioned by the Mexican federal government and neither their operation nor the security of the aircraft and passengers should be put at risk.

The CATTT does not represent a financial cost to shareholders; its costs are included in the Maximum Tariff that the SCT approves for each five-year period; thus, the termination of this contract would result in both the elimination of this amount from the costs of the airport as well as a corresponding reduction of the Maximum Tariff and, as a consequence, GAP’s revenues.

While the SCT had approved GAP’s participation in the bidding process for the Riviera Maya Airport, this approval was possible due to the fundamental role that the strategic partner has at GAP as well as the services rendered under CATTT.

About GMEXICO

GMEXICO has undermined the Company’s management, whose function is precisely to review and analyze the decision to renew or not renew the CATTT.

As already publicly known, it has been repeatedly proven that GMEXICO has acted with on occasions with a lack of honesty, care and operational security.

GAP Press Release	Page 2 of 4

GMEXICO has repeatedly violated GAP’s bylaws, to the detriment of both GAP and its shareholders; as well as preventing the receipt of amounts which are due under validly established corporate contracts.

With the announcement of the shareholders’ meeting and other outrages, once again GMEXICO has caused a drop in GAP’s stock price.

About the ADHOC study

The documentation distributed by GMEXICO to shareholders lacks substance, is intentionally aimed at supporting GMEXICO and has been distributed with insufficient time, as to allow shareholders to make an informed decision and make a reasoned vote.

The study, clearly biased, was explicitly requested by GMEXICO, who made clear its intention to take control of GAP in a hostile manner, using every opportunity to try to weaken the existing structures of the entity.

Proposal by AMP

AMP has asked that GAP’s management conduct the necessary studies to ensure that shareholders have complete information on the advantages and disadvantages of the renewal of the CATTT, and that these actions take place at the times the Authorities have established since the Company was privatized. AMP is aware of this process and will accept the decision made through the proper corporate channels.

Nevertheless, AMP asks shareholders not to be surprised by GMEXICO’s actions and to cast their well-reasoned vote through the mechanisms established in the Company’s bylaws once they have sufficient and unbiased information.

Therefore, it is recommended not to be part of the illegal activities of GMEXICO, aimed at taking control of GAP in violation of its current by-laws, and, if they consider it appropriate to attend, to vote AGAINST the GMEXICO proposal."

--- Newspaper Reforma, México City, ‘Business’ Section, Page 6 --- Monday, November 25, 2013

On this issue, Fernando Bosque, Chief Executive Officer, said, “The existence of the strategic partner, as well as the knowledge of the airport sector by its members and the CATTT, are essential elements to ensuring the efficient functioning of the airports and the security of its operations.”

***

GAP Press Release	Page 3 of 4

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Press Release	Page 4 of 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: November 26, 2013